Scout Funds
1010 Grand Boulevard
Kansas City, MO 64106

UMB Distribution Services, LLC
803 West Michigan Street
Milwaukee, WI 53233

March 11, 2011

VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Larry L. Greene
      Kevin C. Rupert

RE:      Scout Funds
File Nos. 333-96461; 811-09813

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Scout Funds (the “Registrant”) and the principal underwriter for the Registrant, UMB Distribution Services, LLC, respectfully request that the effectiveness of Post-Effective Amendment Nos. 25/26 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) be accelerated to March 11, 2011, or as soon as practicable thereafter.  The Registrant filed an amendment to its Registration Statement on Form N-1A on January 28, 2011 which contained a prospectus and statement of additional information for the existing Scout Bond Fund (to be renamed “Scout Core Bond Fund”) and the new Scout Core Plus Bond Fund.  After receiving SEC comments, the Registrant filed a comment response letter on March 9, 2011 and also the Amendment on March 11, 2011.  The prospectus and statement of additional information relate only to the Scout Bond Fund and Scout Core Plus Bond Fund series of the Registrant.  The prospectus and statement of additional information relating to the other series of the Registrant are not amended or superseded hereby.  We have discussed this acceleration request with Larry L. Greene, the Registrant’s SEC staff reviewer, and with Kevin C. Rupert.

Thank you for your prompt attention to the Amendment and to the request for acceleration of the effective date of the Amendment.  Any questions regarding this filing and acceleration request should be directed to Mr. O’Hare.

In connection with this request for acceleration, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registrant’s filing;  (ii) should the Commission or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Warren Green	/s/ Bob Tuszynski
Name: Warren Green	Name: Bob Tuszynski
Title: Treasurer and Principal Financial Officer	Title: President
Scout Funds	UMB Distribution Services, LLC

cc:           Scout Funds Trustees
Andrew J. Iseman, Scout Funds
Connie Martin, Scout Funds
Kirstin Salzman, Husch Blackwell LLP
Jason D. Bartel, UMB Distribution Services, LLC
Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP
J. Stephen Feinour, Jr., Esq., Stradley Ronon Stevens & Young, LLP